Filed Pursuant to Rule 424(b)(3)

Registration No. 333-284566

STRATCAP DIGITAL INFRASTRUCTURE REIT, INC.

SUPPLEMENT NO. 19 DATED OCTOBER 24, 2025

TO THE PROSPECTUS, DATED FEBRUARY 14, 2025

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of StratCap Digital Infrastructure REIT, Inc. (the “Company”, “we”, “us” or “our”), dated February 14, 2025 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

●	to provide an update on the status of our public offering;
●	to disclose the waiver of certain management fees by StratCap Digital Infrastructure Advisors II, LLC (our “Advisor”);
●	to update certain portfolio metrics in the section of the Prospectus entitled “Investments in Real Estate and Real Estate Debt”;
●	to update the offering price and transaction price for each class of our common stock for subscriptions to be accepted as of November 1, 2025;
●	to disclose the calculation of our September 30, 2025 NAV per share, as determined in accordance with our valuation procedures, for each of our share classes; and
●	to update disclosure of our historical NAV per share.

Status of Our Offering

Our registration statement on Form S-11 for our initial public offering, or the Offering, of $575,000,000 of shares of Class D shares, Class I shares, Class S shares and Class T shares, consisting of up to $500,000,000 of Class D shares, Class I shares, Class S shares and Class T shares in our primary offering and up to $75,000,000 of Class D shares, Class I shares, Class S shares and Class T shares pursuant to our distribution reinvestment plan, was declared effective by the U.S. Securities and Exchange Commission on February 14, 2025. As of the date of this Supplement, we had accepted investors’ subscriptions for and issued approximately 2,341,648 shares of Class I common stock and 36,707 shares of Class T common stock, resulting in receipt of gross proceeds of approximately $23,792,238 and $386,700, respectively.

Management Fee Waiver

The following information supplements, and should be read in conjunction with, information in the Prospectus regarding fees payable to our advisor, including the information set forth in the section of the Prospectus entitled “Compensation – Management Fee” beginning on page 131:

On October 24, 2025, our Advisor agreed to waive accrued, unpaid management fees otherwise payable to our Advisor by the Company pursuant to the Amended and Restated Advisory Agreement, by and among our Advisor, the Company, and SWIF II Operating Partnership, LP, in the amount of $39,000 for the period from September 1, 2025 through September 30, 2025.

Investments in Real Estate and Real Estate Debt

The following information replaces the final paragraph on page 106 of the Prospectus in the section of the Prospectus entitled “Investments in Real Estate and Real Estate Debt” as originally set forth in Supplement No. 2 dated March 4, 2025 to the Prospectus:

As of September 30, 2025, through wholly-owned subsidiaries of SWIF II Operating Partnership, LP (the “Operating Partnership”), we own 100% of the fee simple interest in 46 towers with associated ground leases or easements, two data centers, 68 tenant leases and other related assets, as well as a 51% interest, through our joint venture with DataCom LP (the “DataCom Joint Venture”), which is an unconsolidated joint venture, in 150 towers with associated ground leases or easements, 2 rooftop easements, 228 tenant leases and other related assets.

As of September 30, 2025, on a combined basis, the total asset value, measured as the gross asset value based on fair value, was $161,330,313. Further, as of September 30, 2025:

●
Towers and rooftop easements were 36% occupied, with a remaining capacity of 64% and had a weighted average remaining lease term, including renewals, of 25.7 years, with weighted average annual rent escalators of 2.3%; and

●	Data centers were 100% occupied with a weighted average remaining lease term, excluding renewals, of 7.4 years and weighted average annual rent escalators of 1.9%.

November 1, 2025 Offering Price and Transaction Price

The transaction price for each share class of our common stock for subscriptions to be accepted as of November 1, 2025 (and repurchases as of October 31, 2025) is as follows:

	Transaction Price	Purchase Price
Class	(per share)	(per share)
Class T Share	$10.0721	$10.4246
Class S Share	$10.0991	$10.4526
Class D Share	$10.0991	$10.2506
Class I Share	$10.0991	$10.0991

The transaction price for each of our share classes is equal to such class’s NAV per share as of September 30, 2025. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

September 30, 2025 NAV Per Share

Our board of directors has appointed an audit committee comprised of independent directors, which we refer to herein as the audit committee, to be responsible for the oversight of the valuation process. The audit committee has adopted a valuation guideline, as approved by our board of directors, and as amended from time to time, that contains a comprehensive set of methodologies to be used in connection with the calculation of our NAV. The Company’s NAV per share for each class of stock is calculated by our Advisor, and reviewed and confirmed by the audit committee.

Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.digitalinfrastructurereit.com and is also available on our toll-free information line at (888) 292-3178. Please see “Net Asset Value Calculations and Valuation Guidelines” in our Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding interim real property valuations provided by our Advisor and reviewed by Kroll, LLC, or Kroll, the independent valuation advisor we engaged to review internal valuations prepared by our Advisor for reasonableness. While our independent valuation advisor reviews for reasonableness the assumptions, methodologies and valuation conclusions applied by our Advisor for our property and certain real estate debt, our independent valuation advisor is not responsible for, and does not calculate, our NAV. Our Advisor is ultimately and solely responsible for the determination of our NAV. All parties engaged by us in the calculation of our NAV, including our Advisor, are subject to the oversight of our audit committee. Our audit committee and board of directors have approved the NAV per share for each share class with outstanding shares as of September 30, 2025, as calculated by our Advisor.

The total NAV presented in the following tables includes the NAV of the holders of the Company’s Class A shares (not offered in the Offering), Class AX shares (not offered in the Offering), Class I shares and Class IX shares (not offered in the Offering), as well as partnership interests of the Operating Partnership held by parties other than the

Company. As of September 30, 2025, no Class D shares or Class S shares were outstanding. The following table provides a breakdown of the major components of the Company’s total NAV as of September 30, 2025:

Components of NAV	September 30, 2025
Investment in real estate	$89,476,615
Investment in Datacom Joint Venture	51,430,652
Cash and cash equivalents	1,384,825
Due from affiliate	648,657
Tenant and other receivables	73,438
Prepaid and other assets – net	7,489,606
Redemptions Payable	(2,044,064)
Accounts payable and accrued liabilities	(907,817)
Due to affiliates	(1,551,236)
Distributions payable	(360,695)
Deferred rental revenue	(125,361)
Loan payable	(34,840,795)
Interest expense payable	(83,869)
Unamortized expense support repayment/O&O(1)	15,983,906
Performance participation allocation payable to affiliate	(948,118)
Net asset value	$125,625,744

(1)	Unamortized expense support repayment represents certain operating expenses and organizational and offering costs funded by the Company that are transaction costs and other professional fees that the Company has incurred since its inception. Such operating expenses and organizational and offering costs were recognized under the expense support agreement and advisory agreement (together, the “Agreements”), respectively, and are added back to the Company’s net asset value until they are amortized and recognized by the Company in accordance with the Agreements. Such amounts have an economic contractual benefit of four to five years, and therefore, for purposes of the net asset value calculation, are capitalized as an adjustment to the Company’s net asset value and amortized over the four-to-five-year period as a reduction of the outstanding unamortized balance. As of September 30, 2025, the unamortized expense support repayment balance was $15,983,906 with operating expenses being amortized over a four-year period from date of occurrence and organizational and offering costs beginning to be amortized over a five-year period, decreasing the outstanding unamortized balance, and the amount payable by the Advisor to the Company, over the respective periods based on an amortization schedule maintained by the Company. On February 10, 2025, the Advisor executed a non-interest bearing promissory note, or the Promissory Note, in favor of the Company for reimbursement to the Company of any portion of the $13,459,476 that is not recognized within the four and five-year periods in which such amounts were originally incurred, with such amount, if any, payable by the Advisor to the Company at the expiration of the Agreements respective four and five-year period. In the event of the liquidation of the Company, the remaining unamortized amounts, if any, would be repaid by the Advisor to the Company. The $13,459,476 has not been recognized as a receivable on the Company’s consolidated financial statements in accordance with generally accepted accounting principles in the United States, as the settlement of any unamortized balance of such amount payable by the Advisor to the Company is contingent upon the occurrence of certain future events pursuant to the terms of the Agreements. On February 10, 2025, HMC Capital executed a Limited Guarantee to guarantee the Advisor’s obligations under the Promissory Note.

The following table provides a breakdown of the Company’s total NAV and NAV per share/unit by class as of September 30, 2025:

	Class A	Class AX	Class I	Class IX	Class T	Class P	Class PX
	Shares	Shares	Shares	Shares	Shares	Units(1)	Units(1)	Total(2)
Net Asset Value	$46,058,017	$14,322,193	$34,330,814	$16,282,456	$321,386	$12,540,057	$1,770,821	$125,625,744
Number of Outstanding Shares	4,588,397	1,428,954	3,399,388	1,622,244	31,909	1,241,583	175,483	12,487,958
NAV/Share	$10.0379	$10.0228	$10.0991	$10.0370	$10.0721	$10.1001	$10.0911	$10.0598

(1)	Includes the partnership interests of the Operating Partnership held by parties other than the Company.
(2)	As noted above, Class A shares, Class AX shares and Class IX shares are not offered in this offering. Such shares were offered in the Company’s private offering, which terminated prior to the commencement of this offering.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the valuations, based on property types.

		Exit
	Discount	Capitalization
Property Type	Rate	Rate
Cell Towers	6.26%	4.42%
Data Centers	7.25%	6.25%

These assumptions are determined by our Advisor, and reviewed for reasonableness by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Cell
		Towers	Data Center
	Hypothetical	Investment	Investment
Input	Change	Values	Values
Discount Rate	0.25% decrease	2.05%	1.89%
Discount Rate	0.25% increase	(2.00)%	(1.84)%
Exit Capitalization Rate	0.25% decrease	4.32%	2.50%
Exit Capitalization Rate	0.25% increase	(3.83)%	(2.31)%

Historical NAV Per Share

The following supersedes and replaces the subsection entitled “Historical NAV Per Share” on page 179 of the Prospectus:

During our private offering, we published a quarterly NAV per share calculated as of each fiscal quarter ended during the period from June 30, 2023 through September 30, 2024. Our historical quarterly NAV per share for each class of shares were determined by our Advisor based on the net asset values of our investments and the addition of any other assets (such as cash on hand), and the deduction of any other liabilities.

The following table presents our historical quarterly NAVs per share for Class A shares (not offered in this offering), Class AX shares (not offered in this offering), Class I shares, Class IX shares (not offered in this offering) and our operating partnership units, or Class P OP Units and Class PX OP Units, that are held by our Advisor and third-parties other than us. Class D shares, Class DX shares (not offered in this offering), Class S shares and Class T shares are omitted from below since none were outstanding as of any of the periods listed below:

					Class P	Class PX
Date	Class A	Class AX	Class I	Class IX	OP Units	OP Units
June 30, 2023	$10.0436	$10.0436	$10.0436	$10.0436	$10.0543	$10.0543
September 30, 2023	$10.0583	$10.0464	$10.0544	$10.0554	$10.0744	$10.0395
December 31, 2023	$10.2426	$10.2233	$10.2352	$10.2343	$10.2511	$10.2223
April 30, 2024	$10.2654	$10.2403	$10.2590	$10.2732	$10.2732	$10.2408
June 30, 2024	$10.2520	$10.2271	$10.2494	$10.2625	$10.2656	$10.2328
September 30, 2024	$10.3626	$10.3389	$10.3532	$10.3685	$10.4156	$10.3764

We began determining our NAV on a monthly basis, instead of quarterly, for our shares and Class P OP Units and Class PX OP Units commencing with the monthly NAV per share calculated as of November 30, 2024. With the approval of our board of directors, including a majority of our independent directors, we engaged Kroll, LLC, an independent valuation firm, as an independent valuation advisor commencing with our monthly NAV per share calculated as of November 30, 2024, to review internal valuations prepared by our Advisor for reasonableness. While our independent valuation advisor reviews for reasonableness the assumptions, methodologies and valuation conclusions applied by our Advisor for our property and certain real estate debt, our independent valuation advisor is not responsible for, and does not calculate, our NAV. Our Advisor is ultimately and solely responsible for the determination of our NAV.

The following table presents our historical monthly NAVs per share for Class A shares (not offered in this offering), Class AX shares (not offered in this offering), Class I shares, Class IX shares (not offered in this offering), Class T shares and our operating partnership units, or Class P OP Units and Class PX OP Units, that are held by our Advisor and third-parties other than us. Class D shares, Class DX shares (not offered in this offering) and Class S shares are omitted from below since none were outstanding as of any of the periods listed below:

						Class P	Class PX
Date	Class A	Class AX	Class I	Class IX	Class T(1)	OP Units	OP Units
November 30, 2024	$10.3065	$10.2817	$10.2984	$10.3100	-	$10.3659	$10.3277
December 31, 2024	$10.3272	$10.3032	$10.3185	$10.3321	-	$10.3907	$10.3524
January 31, 2025	$10.2226	$10.1988	$10.2133	$10.2271	-	$10.2927	$10.2524
February 28, 2025	$10.3311	$10.3074	$10.3287	$10.3337	-	$10.4054	$10.3655
March 31, 2025	$10.2413	$10.2220	$10.2317	$10.2479	-	$10.3162	$10.2770
April 30, 2025	$10.2476	$10.2284	$10.2370	$10.2521	-	$10.3246	$10.2857
May 31, 2025	$10.2484	$10.2291	$10.2300	$10.2468	$10.1914	$10.3031	$10.2649
June 30, 2025	$10.1826	$10.1656	$10.1873	$10.1821	$10.2274	$10.2659	$10.2156
July 31, 2025	$10.0482	$10.0324	$10.0594	$10.0465	$10.0661	$10.1319	$10.0807
August 31, 2025	$10.0428	$10.0272	$10.0898	$10.0420	$10.0683	$10.1003	$10.0904
September 30, 2025	$10.0379	$10.0228	$10.0991	$10.0370	$10.0721	$10.1001	$10.0911

(1)	No Class T shares were outstanding for the periods during which no monthly NAV per share is presented.